UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 29 January, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

-                                           Thorsten Dirks appointed E-Plus CEO, dated 29 January 2007.

Press release

Thorsten Dirks appointed E-Plus CEO	Date
29 January 2007

Number
007pe

The Supervisory Board of KPN’s German mobile unit E-Plus Mobilfunk GmbH & Co. KG has today appointed Thorsten Dirks (43) as its new Chief Executive Officer. Dirks, a long-standing member of the E-Plus management and previously Deputy CEO, succeeds Michael Krammer, who left the company in January for personal reasons. Dirks will report to Stan Miller, member of the KPN Board of Management, CEO of KPN Mobile International and chairman of the E-Plus Supervisory Board.

Commenting on the appointment, Stan Miller said: “I am very pleased to welcome Thorsten Dirks to the post of CEO of E-Plus. He has been instrumental in the turnaround of E-Plus and the implementation of our challenger strategy in Germany. His wealth of experience of both the company and the market will be a tremendous asset in successfully driving our challenger business forward.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: January 30, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel